Exhibit 99.1

New Pacific Reports Drill Hole Assay Results and Remains On Schedule to Complete the PEA For the Silver Sand Project

VANCOUVER, BC, Sept. 19, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) is pleased to announce the assay results of the final 53 drill holes from the 2022 resource infill and step-out drilling program completed at the Silver Sand Project.  All assays from the 2022 drill program have now been received, and a mineral resource estimate update with all drill hole data is expected to be completed by October 2022.  In addition, Silver Sand's maiden Preliminary Economic Assessment ("PEA") report is on track for completion by the end of 2022 as planned (please refer to the Company's new release on February 8, 2022).

The 2022 drill program of 19,323 metres in 86 drill holes, together with those holes drilled in 2021, intended to expand and improve the confidence in the geological model and Mineral Resource Estimate released in April 2020 and to be used for the PEA.  Assay results for the first 33 holes were released on April 6, 2022, and May 31, 2002. Assay results for the final 53 drill holes are summarized in Table 1 with drill hole specifications given in Table 2.

HIGHLIGHTS

  Step-out Drill hole DSS582501 intersected an interval of 44.77 m grading 214 grams per tonne ("g/t") silver ("Ag") from 30.57 m to 75.34 m, and an interval of 25.04 m grading 143 g/t Ag from 151.46 to 176.50 m.
  Step-out Drill hole DSS542505 intersected an interval of 34.25 m grading 121 g/t Ag from 33.90 m to 68.15 m, including 5.57 m grading 428 g/t Ag from 37.85 m to 43.42 m.
  Step-out Drill hole DSS325001 intersected an interval of 7.64 m grading 448 g/t Ag from 147.66 m to 155.30 m, and an interval of 19.76 m grading 150 g/t Ag from 163.00 m to 182.76 m.
  Step-out Drill hole DSS305002 intersected an interval of 16.00 m grading 315 g/t Ag from 7.83 m to 23.83 m.
  Step-out Drill hole DSS687502 intersected an interval of 16.66 m grading 147 g/t Ag from 26.87 m to 43.53 m, and multiple narrow mineralized intervals at depth.
  Step-out Drill hole DSS7002 intersected an interval of 15.26 m grading 285 g/t Ag from 25.28 m to 40.54 m, and multiple narrow mineralized intervals at depth.
  Infill Drill hole DSS542507 intersected an interval of 20.86 m grading 108 g/t Ag from 9.06 m to 29.92 m.
  Infill Drill hole DSS545015 intersected an interval of 30.60 m grading 119 g/t Ag from 94.82 m to 125.42 m.
  Infill Drill hole DSS5427 intersected an interval of 36.08 m grading 210 g/t Ag from 131.68 m to 167.76 m This infill hole was drilled in the core area of Silver Sand deposit and confirmed the continuity of high-grade mineralization.
  Infill Drill hole DSS702501 intersected an interval of 54.19 m grading 132 g/t Ag from 84.90 m to 139.09 m.
  Infill Drill hole DSS547504 intersected an interval of 95.22 m grading 106 g/t Ag from 49.68 m to 144.90 m.
  Infill Drill hole DSS685002 intersected an interval of 31.30 m grading 171 g/t Ag from 11.66 m to 42.96 m, including 14.71 m grading 298 g/t Ag from 26.75 m to 41.46 m, and multiple narrow mineralized intervals at depth.
  Infill Drill hole DSS487505 intersected an interval of 19.48 m grading 337 g/t Ag from 32.45 m to 51.93 m, including 8.63 m grading 715 g/t Ag from 38.53 m to 47.16 m, and multiple narrow mineralized intervals at depth.
  Infill Drill Hole DSS502506 intersected an interval of 17.11 m grading 144 g/t Ag from 22.5 m to 39.61 m, an interval of 19.2 m grading 409 g/t Ag from 60.3 m to 79.5 m, and an interval of 3.5 m grading 224 g/t Ag from 104.5m to 108.0 m.

GEOTECHNICAL DRILLING

A geotechnical drill program commenced in August 2022 and is expected to be completed by the end of September. This 11-hole (2,460 m) program was designed and supervised by an independent specialist consulting firm for optimizing pit slope design in the PEA.  Geotechnical logging is carried out on oriented drill cores at drill sites.

Table 1 Summary of Drill Hole Intercepts
Hole_ID		Depth_from	Depth_to	Interval_m	Ag_g/t	Pb_%	Zn_%
DSS542505		23.66	27.75	4.09	65	0.01
		33.90	68.15	34.25	121	0.04	0.08
	incl.	37.85	43.42	5.57	428	0.02	0.01
		86.05	88.59	2.54	138	0.01	0.01
DSS6611		35.64	50.30	14.66	169	0.18	0.11
DSS6610		50.60	65.21	14.61	56	0.01
		92.00	96.80	4.80	86	0.15	0.21
		118.19	125.75	7.56	23	0.21	0.89
		151.46	163.25	11.79	86	0.35	0.14
		193.41	201.79	8.38	40	0.23	0.15
		262.06	263.21	1.15	251	0.13	0.04
DSS542508		5.55	20.42	14.87	48	0.16	0.87
DSS542506		16.68	30.84	14.16	75	0.03	0.02
DSS305001		95.70	99.23	3.53	40	0.02
DSS687501		86.70	100.70	14.00	147	0.13	0.41
		130.01	132.50	2.49	64	1.27	3.25
		139.80	140.92	1.12	163	0.63	0.93
		196.28	199.87	3.59	42	0.07	0.04
DSS2801		69.00	70.00	1.00	54	0.01
DSS3001		64.90	66.31	1.41	58		0.02
		166.50	167.98	1.48	65	0.03
DSS542507		9.06	29.92	20.86	108	0.08	0.22
DSS7401		No Significant Intercept
DSS542509		79.72	82.30	2.58	85	0.02	0.02
		107.95	109.00	1.05	1020	0.88	0.02
		115.22	118.90	3.68	334	0.18	0.01
		134.33	137.70	3.37	88	0.16	0.02
		170.40	179.00	8.60	145	0.07	0.01
DSS705001		43.60	44.70	1.10	77	0.07
		81.40	82.85	1.45	117	2.06
		99.23	106.58	7.35	111	0.09
		171.88	177.45	5.57	58	0.03
DSS545015		65.60	75.65	10.05	51	0.04
		94.82	125.42	30.60	119	0.06	0.01
DSS325002		96.17	97.67	1.50	86	1.30	0.43
		154.91	156.36	1.45	132	0.03
DSS7601		105.32	106.76	1.44	60	0.01
		111.08	121.13	10.05	76	0.01
DSS545017		20.05	29.60	9.55	48	0.07	0.47
DSS5427		20.14	22.46	2.32	74	0.11
		96.54	100.06	3.52	53	0.05
		119.81	123.32	3.51	93	0.07
		131.68	167.76	36.08	210	0.04	0.02
	incl.	146.70	164.00	17.30	339	0.03	0.03
DSS325004		No Significant Intercept
DSS345002		96.37	97.50	1.13	84
		126.89	128.28	1.39	144	0.04	0.01
		143.17	147.40	4.23	102	0.01	0.03
DSS545016		18.00	43.41	25.41	82	0.05	0.16
DSS325003		32.38	33.55	1.17	35	0.01
DSS325001		147.66	155.30	7.64	448	0.09
		163.00	182.76	19.76	150	0.06	0.10
DSS702501		84.90	139.09	54.19	132	0.38	0.54
		178.80	184.00	5.20	46	0.04
DSS547506		23.00	61.62	38.62	68	0.06	0.02
DSS547505		14.85	26.97	12.12	168
	incl.	23.45	25.70	2.25	738
		67.20	115.22	48.02	57	0.04	0.01
	incl.	80.76	84.58	3.82	426	0.12
DSS547510		11.00	24.00	13.00	111	0.02	0.01
DSS547509		17.74	31.44	13.70	88	0.02	0.01
DSS445006		97.90	117.50	19.60	68	0.02	0.01
		125.30	126.50	1.20	212	0.07	0.57
DSS305002		7.83	23.83	16.00	315	0.02
		132.07	133.50	1.43	102	0.03	0.01
DSS547504		49.68	144.90	95.22	106	0.06	0.04
DSS562506		46.00	70.28	24.28	56	0.08	0.15
DSS685002		11.66	42.96	31.30	171	0.02
	incl.	26.75	41.46	14.71	298	0.03
		92.38	98.15	5.77	65	0.03
		104.87	111.61	6.74	34	0.11	0.18
		120.20	148.53	28.33	48	0.09	0.02
		181.50	189.21	7.71	27	0.14	0.57
		198.80	208.40	9.60	96	0.03	0.06
DSS5427		20.14	22.46	2.32	74	0.11
		96.54	100.06	3.52	53	0.05
		119.81	123.32	3.51	93	0.07
		131.68	167.76	36.08	210	0.04	0.02
	incl.	146.70	164.00	17.30	339	0.03	0.03
DSS325005		157.19	160.10	2.91	108	0.01
DSS562507		29.52	35.93	6.41	110
		54.65	116.00	61.35	83	0.07	0.01
DSS565010		13.89	18.15	4.26	115	0.01	0.01
		44.17	46.22	2.05	80	0.07	0.05
		58.40	61.00	2.60	56	0.04
DSS565011		42.57	46.80	4.23	75	0.04
		85.90	88.75	2.85	104	0.10	0.01
		98.76	100.23	1.47	81	0.04
DSS547507		52.23	60.09	7.86	57	0.05
		67.30	84.12	16.82	88	0.03	0.01
		104.00	115.07	11.07	56	0.04
DSS6804		16.80	20.30	3.50	98	0.01
		161.78	164.25	2.47	57
		198.68	199.90	1.22	85	0.06	0.20
		301.75	336.50	34.75	31	0.03	0.01
DSS467504		95.90	113.32	17.42	360	0.03	0.01
		191.97	198.75	6.78	76	1.80	0.02
DSS547508		46.00	47.00	1.00	199	0.15	0.04
		61.65	99.15	37.50	77	0.03	0.04
		122.80	126.10	3.30	59	0.07	0.19
DSS705002		21.66	32.06	10.40	279	0.12
		90.68	100.20	9.52	324	0.22
DSS482502		79.10	100.37	21.27	60	0.47	0.01
		124.38	126.85	2.47	83	0.48	0.01
		133.10	134.12	1.02	440	2.19	0.02
		149.00	158.87	9.87	32	0.43	0.03
		191.96	193.03	1.07	124	3.34	0.02
DSS687502		26.87	43.53	16.66	147	0.03
		97.55	107.37	9.82	67	0.05	0.06
		120.80	122.05	1.25	104	0.13	0.14
		132.96	147.77	14.81	56	0.14	0.05
DSS7002		25.28	40.54	15.26	285	0.02
		101.10	110.60	9.50	80	0.09	0.01
		131.59	144.70	13.11	62	0.11	0.14
		160.70	166.01	5.31	40	0.26	0.50
		180.47	183.15	2.68	215	0.19	0.14
		191.25	193.83	2.58	55	0.30	0.13
DSS425007		127.50	137.00	9.50	130	0.01	0.02
		152.37	153.52	1.15	132	0.06	0.10
DSS482501		62.20	63.55	1.35	423
		70.37	75.53	5.16	44	0.03
		81.95	97.24	15.29	84	0.01
		167.72	179.13	11.41	43	0.10
		192.16	206.13	13.97	100	1.14	0.01
		230.66	233.12	2.46	75	0.51
DSS487505		32.45	51.93	19.48	337
	incl.	38.53	47.16	8.63	715
		91.83	103.88	12.05	160	0.03
		138.57	150.57	12.00	42	0.04
		162.96	180.87	17.91	78	0.48	0.01
		238.10	239.44	1.34	404	0.09	0.43
		251.75	255.63	3.88	180	0.13	0.06
DSS565013		143.00	201.50	58.50	52	0.04
DSS582501		30.57	75.34	44.77	214	0.10
		151.46	176.50	25.04	143	0.07	0.11
	incl.	151.46	154.00	2.54	823	0.07
	incl.	169.00	171.12	2.12	536	0.31	0.17
DSS565012		139.80	149.00	9.20	147	0.15	0.01
		198.90	212.62	13.72	104	0.53	0.01
DSS502506		22.50	39.61	17.11	144	0.04	0.01
		60.30	79.50	19.20	409	0.12	0.02
		104.50	108.00	3.50	224	0.03

Notes:

1.	Location, altitude, azimuth, and dip of drill holes are provided in Table 2.

2.	Drill intercept is core length, and grade is length weighted. Length of drill intercept is close to true width of mineralization as drilling is normal to both strike and dip of mineralized zones.

3.	A cut-off grade of 20 g/t Ag is applied for calculation of length-weighted intercept. At times, samples lower than 20 g/t Ag may be included in the calculation of consolidation of mineralized intercepts.

Table 2 Summary of Drill Hole Specifications
Hole_id	Easting	Northing	Altitude	Depth_m	Azimuth (°)	Dip (°)	Year	Note
DSS542505	235013.95	7856522.93	4101.23	155.15	60	-45	2022	Step-out
DSS6611	234876.13	7855780.03	4029.97	54.80	60	-45	2022	Resource Infill
DSS6610	234834.02	7855759.60	4029.10	311.00	60	-55	2022	Resource Infill
DSS542508	235115.65	7856584.35	4115.41	101.00	60	-45	2022	Step-out
DSS542506	235050.43	7856544.89	4106.53	143.10	60	-45	2022	Step-out
DSS305001	234533.65	7857614.73	4193.84	313.50	60	-45	2022	Step-out
DSS687501	234932.96	7855613.73	4059.32	239.00	60	-45	2022	Resource Infill
DSS2801	234497.09	7857755.74	4195.51	277.00	60	-45	2022	Step-out
DSS3001	234520.83	7857653.93	4196.73	271.50	60	-45	2022	Step-out
DSS542507	235083.23	7856563.86	4110.97	120.00	60	-45	2022	Resource Infill
DSS7401	235069.74	7855434.22	4105.28	302.00	60	-45	2022	Step-out
DSS542509	234871.60	7856443.59	4071.77	311.00	60	-45	2022	Step-out
DSS705001	234971.30	7855546.97	4073.83	290.00	60	-45	2022	Resource Infill
DSS545015	234933.62	7856448.62	4089.75	176.15	60	-46	2022	Resource Infill
DSS325002	234728.92	7857595.66	4121.93	166.50	60	-45	2022	Step-out
DSS7601	235096.94	7855333.22	4120.60	305.10	60	-45	2022	Step-out
DSS545017	235087.94	7856539.28	4113.05	104.15	60	-45	2022	Step-out
DSS5427	234843.00	7856453.00	4065.00	236.00	60	-45	2022	Resource Infill
DSS325004	234728.51	7857595.98	4121.91	163.50	353	-45	2022	Step-out
DSS345002	234625.68	7857426.77	4156.70	241.50	86	-45	2022	Step-out
DSS545016	235053.28	7856517.60	4106.76	122.15	60	-45	2022	Resource Infill
DSS325003	234728.77	7857595.69	4121.96	127.70	26	-40	2022	Step-out
DSS325001	234606.08	7857524.97	4169.90	265.50	60	-45	2022	Step-out
DSS702501	234960.11	7855571.78	4069.02	287.00	60	-45	2022	Resource Infill
DSS547506	235045.38	7856482.58	4106.77	128.10	60	-45	2022	Step-out
DSS547505	234947.02	7856428.11	4091.60	200.00	60	-47	2022	Step-out
DSS547510	235083.07	7856504.52	4113.08	113.00	60	-45	2022	Step-out
DSS547509	235062.62	7856495.23	4109.23	113.00	60	-45	2022	Step-out
DSS445006	234380.80	7856704.49	4087.14	283.50	60	-45	2022	Resource Infill
DSS305002	234599.64	7857655.86	4169.55	268.50	60	-45	2022	Step-out
DSS547504	234976.40	7856444.99	4097.29	164.00	60	-47	2022	Resource Infill
DSS562506	235043.05	7856427.53	4104.86	137.15	60	-45	2022	Step-out
DSS685002	234889.98	7855614.42	4053.31	302.20	60	-50	2022	Resource Infill
DSS5427	234845.65	7856458.52	4065.96	236.00	60	-45	2022	Resource Infill
DSS325005	234729.44	7857595.50	4121.97	202.50	76	-45	2022	Step-out
DSS562507	234991.97	7856403.39	4094.17	176.00	60	-45	2022	Resource Infill
DSS565010	235083.07	7856418.72	4109.58	122.15	60	-45	2022	Resource Infill
DSS565011	234936.06	7856331.99	4048.68	155.10	60	-45	2022	Step-out
DSS547507	234931.80	7856420.45	4086.76	176.00	60	-47	2022	Step-out
DSS6804	234824.09	7855635.07	4046.53	350.30	60	-64	2022	Step-out
DSS467504	234474.14	7856614.29	4102.10	313.50	60	-45	2022	Step-out
DSS547508	234910.32	7856405.62	4076.84	185.20	60	-47	2022	Step-out
DSS705002	234939.39	7855529.69	4069.23	326.00	60	-45	2022	Step-out
DSS482502	234545.80	7856602.74	4102.01	304.50	60	-45	2022	Step-out
DSS687502	234897.79	7855589.97	4057.06	302.10	60	-48	2022	Step-out
DSS7002	234906.43	7855567.15	4060.03	302.10	60	-48	2022	Step-out
DSS425007	234319.92	7856788.69	4091.58	304.50	60	-45	2022	Step-out
DSS482501	234486.53	7856566.64	4105.60	283.50	60	-45	2022	Step-out
DSS487505	234508.20	7856525.21	4099.59	307.50	60	-45	2022	infill
DSS565013	234877.94	7856302.62	4024.03	401.00	245	-50	2022	infill
DSS582501	235144.90	7856373.38	4112.02	242.10	240	-45	2022	Step-out
DSS565012	234878.63	7856301.87	4024.01	404.00	218	-50	2022	infill
DSS502506	234541.91	7856481.35	4089.37	313.50	60	-46	2022	infill

Notes:

1.	Drill collar coordinate system is WGS1984 UTM Zone 20S.

2.	Coordinate of drill collar is picked with Real Time Kinematics (RTK) GPS.

QUALITY ASSURANCE AND QUALITY CONTROL

All samples in respect of the exploration program at the Silver Sand Project, conducted by the Company and discussed in this news release, are shipped in securely-sealed bags by New Pacific staff in the Company's vehicles, directly from the field to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade over specified limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Certified reference materials, various types of blank samples and duplicate samples are inserted to normal drill core sample sequences prior to delivery to laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

QUALIFIED PERSON

The scientific and technical information contained in this news release have been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The Qualified Person has verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia.  The Company's flagship Project, the Silver Sand Silver Project, is waiting for a new Mineral Resource Estimate Update and a PEA by the end of 2022.  Recently discovered Carangas Silver-Gold Project is undergoing a 40,000 m drill program.  The third project, the Silverstrike Silver-Gold Project, commenced a 6,000 m discovery drill program in June 2022 and discovered a near surface broad gold mineralization by drill hole.

For further information, please contact:

New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PEA, and estimates of the Company's revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2021 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including the Company's Annual Information form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2022/19/c8403.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 05:00e 19-SEP-22